SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)

(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Fushi Copperweld, Inc.

(Name of the Issuer)

Fushi Copperweld, Inc.
Green Dynasty Holdings Limited
Green Dynasty Limited
Green Dynasty Acquisition, Inc.
Li Fu
Wise Sun Investments Limited
Xin Liu
Yuyan Zhang
Abax Lotus Ltd.
Abax Global Opportunities Fund
Abax Upland Fund LLC
Abax Arhat Fund
Abax Claremont Ltd.
AGC Asia 6 Ltd.
AGC China Ltd.
Abax Global Capital
Abax Global Capital (Hong Kong) Limited
Xiang Dong Yang

(Names of Persons Filing Statement)

Common Stock, $0.006 par value per share
(Title of Class of Securities)

36113E107
(CUSIP Number of Class of Securities)

Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu Bing 2 Beijing, PRC 100027 Attention: Li Fu (615) 377-4183	Li Fu Wise Sun Investments Limited Xin Liu Yuyan Zhang c/o Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu Bing 2 Beijing, PRC 100027 Attention: Li Fu +86 10-8441-7742

Abax Lotus Ltd.

Abax Global Opportunities Fund

Abax Upland Fund LLC

Abax Arhat Fund

Abax Claremont Ltd.

AGC Asia 6 Ltd.

AGC China Ltd.

Abax Global Capital

Abax Global Capital (Hong Kong) Limited

Xiang Dong Yang
Two International Finance Centre

Suite 6708, 8 Finance Street, Central

Hong Kong

+852 3602 1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

Copies to:

Mitchell S. Nussbaum, Esq. David C. Fischer, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing, PRC 100004 +86 10-6535-5599

Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9088

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$366,344,204	$41,983.05

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee was determined based upon the sum of (A) 27,135,641 shares of Common Stock multiplied by $9.50 per share, (B) options to purchase 448,345 shares of Common Stock with an exercise price of less than $9.50 multiplied by $1.77 (which is the difference between $9.50 and the weighted average exercise price of such options of $7.73 per share), (C) 72,667 nonvested shares of Common Stock which will vest at the effective time of the merger multiplied by $9.50 per share and (D) 11,270,706 shares of Common Stock multiplied by $9.50 per share, representing shares of Common Stock to be contributed to the acquiring entity in the transactions described on this schedule.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, was calculated by multiplying the Transaction Valuation by 0.00011460

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,970
Form or Registration No.: Schedule 14A
Filing Party: Fushi Copperweld, Inc.
Date Filed: August 13, 2012

Amount Previously Paid: $13.05
Form or Registration No.: Schedule 14A
Filing Party: Fushi Copperweld, Inc.
Date Filed: October 9, 2012

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 15.	Additional Information.	2
Item 16.	Exhibits.	2

Introduction

This Amendment No. 5 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Fushi Copperweld, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.006 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Green Dynasty Holdings Limited, a Cayman Islands exempted company (“Holdco”); (c) Green Dynasty Limited, a Cayman Islands exempted company wholly owned by Holdco (“Parent”); (d) Green Dynasty Acquisition, Inc., a Nevada corporation wholly owned by Parent (“Merger Sub”); (e) Li Fu; (f) Wise Sun Investments Limited (“Wise Sun”); (g) Xin Liu; (h) Yuyan Zhang; (i) Abax Lotus Ltd. (“Abax Lotus”); (j) Abax Global Opportunities Fund (“Global Fund”); (k) Abax Upland Fund LLC (“Upland”); (l) Abax Arhat Fund (“Arhat”); (m) Abax Claremont Ltd. (“Upland Managing Member”); (n) AGC Asia 6 Ltd. (“AGC Asia 6”); (o) AGC China Ltd. (“AGC China”); (p) Abax Global Capital (“AGC”); (q) Abax Global Capital (Hong Kong) Limited (“Abax HK”); and (r) Xiang Dong Yang (together with Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC and Abax HK, the “Abax Parties”).

On June 28, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Holdco, Parent, and Merger Sub, providing, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. Prior to the effective time of the merger, each of Li Fu, Yuyan Zhang, Xin Liu, Wise Sun and Abax Lotus (collectively, the “Buyer Group”) contributed the shares of Common Stock beneficially owned by them (the “Buyer Group Shares”) to Parent in exchange for newly-issued ordinary shares of Holdco pursuant to a contribution agreement, dated June 28, 2012, among Holdco, Parent and each member of the Buyer Group (the “Rollver Transaction”). As of the Effective Time (as defined below), Parent and Merger Sub are beneficially owned by the Buyer Group.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person, and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 15. Additional Information.

Item 15(c) is hereby supplemented as follows:

On December 11, 2012, at 9:00 a.m. (local time), a special meeting of stockholders of the Company was held at the offices of Loeb & Loeb LLP, at 345 Park Avenue, New York, New York 10154. At the special meeting, the Company’s stockholders voted in favor of the proposal to approve the Merger Agreement. On December 26, 2012, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the merger became effective at 12:20 p.m. Eastern time, on December 26, 2012 (the “Effective Time”). As of the Effective Time, each outstanding share of Common Stock was converted into the right to receive $9.50 per share in cash, without interest, excluding shares held in the treasury of the Company or owned, directly or indirectly, by Parent, Holdco, Merger Sub, or any wholly-owned subsidiary of the Company immediately prior to the merger. The Buyer Group Shares were contributed to Parent prior to the Effective Time and cancelled in exchange for ownership interests in Holdco.  In addition, at the Effective Time, each outstanding option to purchase Common Stock (each, a “Company Stock Option”) granted under any equity plan of the Company, whether vested or exercisable, that was outstanding at the Effective Time was converted into the right to receive an amount in cash equal to the number of shares of Common Stock subject to such Company Stock Option multiplied by the amount by which $9.50 exceeds the exercise price per share of such Company Stock Option. Also at the Effective Time, each outstanding restricted share of Common Stock granted under any equity plan of the Company became vested in full and was converted into the right to receive $9.50 in cash.

At the Effective Time, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the merger, the Company’s Common Stock ceased trading on the NASDAQ Global Select Market (“NASDAQ”) as of the open of trading on December 27, 2012 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On December 26, 2012, NASDAQ filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Company’s Common Stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16. Exhibits.

(a)(1)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Definitive Proxy Statement.

(a)(2)	Definitive Proxy Statement of Fushi Copperweld, Inc. filed with the Securities and Exchange Commission on October 19, 2012.

(a)(3)	Form of Proxy Card included with the Definitive Proxy Statement incorporated by reference to the Definitive Proxy Statement.

(a)(4)	Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 28, 2012.

(b)(1)	Facility Agreement, dated as of June 27, 2012, by and between the Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D/A filed jointly by Li Fu, Wise Sun Investments Limited, Xin Lu, Yuyan Zhang, Abax Lotus Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., AGC Asia 6 Ltd., AGC China Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, and Xiang Dong Yang with the Securities and Exchange Commission on June 29, 2012.

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012, incorporated herein by reference to Annex G of the Definitive Proxy Statement.

(c)(2)	Presentation Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012.†

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2012, by and among the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and Green Dynasty Acquisition, Inc., incorporated herein by reference to Annex A of the Definitive Proxy Statement

(d)(2)	Limited Guarantee, dated as of June 28, 2012, by Mr. Li Fu, Abax Lotus Ltd. and AGC Asia Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Definitive Proxy Statement.

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(d)(3)	Voting Agreement, dated as of June 28, 2012, by and among the Company, Green Dynasty Limited and certain stockholders of the Company, incorporated herein by reference to Annex C of the Definitive Proxy Statement.

(d)(4)	Contribution Agreement, dated as of June 28, 2012, by and between the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Definitive Proxy Statement.

(f)	None.

(g)	None.

________________
† Previously filed

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SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2012

Fushi Copperweld, Inc.

By:	/s/ Li Fu
Name: Li Fu
Title: Co-Chief Executive Officer and Chairman of the Board

Green Dynasty Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Green Dynasty Acquisition, Inc.

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Green Dynasty Holdings Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Li Fu

By:	/s/ Li Fu
Name: Li Fu

Wise Sun Investments Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

Xin Liu

By:	/s/ Xin Liu
Name: Xin Liu

Yuyan Zhang

By:	/s/ Yuyan Zhang
Name: Yuyan Zhang

4

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Upland Fund LLC By: Abax Claremont Ltd., in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC Asia 6 Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC China Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

5

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

Xiang Dong Yang

By:	/s/ Xiang Dong Yang
Name:Xiang Dong Yang

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EXHIBIT INDEX

(a)(1)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Definitive Proxy Statement.

(a)(2)	Definitive Proxy Statement of Fushi Copperweld, Inc. filed with the Securities and Exchange Commission on October 19, 2012.

(a)(3)	Form of Proxy Card included with the Definitive Proxy Statement incorporated by reference to the Definitive Proxy Statement.

(a)(4)	Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 28, 2012.

(b)(1)	Facility Agreement, dated as of June 27, 2012, by and between the Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D/A filed jointly by Li Fu, Wise Sun Investments Limited, Xin Lu, Yuyan Zhang, Abax Lotus Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., AGC Asia 6 Ltd., AGC China Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, and Xiang Dong Yang with the Securities and Exchange Commission on June 29, 2012.

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012, incorporated herein by reference to Annex G of the Definitive Proxy Statement.

(c)(2)	Presentation Materials of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company, dated June 26, 2012.†

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2012, by and among the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and Green Dynasty Acquisition, Inc., incorporated herein by reference to Annex A of the Definitive Proxy Statement

(d)(2)	Limited Guarantee, dated as of June 28, 2012, by Mr. Li Fu, Abax Lotus Ltd. and AGC Asia Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Definitive Proxy Statement.

(d)(3)	Voting Agreement, dated as of June 28, 2012, by and among the Company, Green Dynasty Limited and certain stockholders of the Company, incorporated herein by reference to Annex C of the Definitive Proxy Statement.

(d)(4)	Contribution Agreement, dated as of June 28, 2012, by and between the Company, Green Dynasty Holdings Limited, Green Dynasty Limited and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Definitive Proxy Statement.

(f)	None.

(g)	None.

____________________
† Previously filed

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